UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

DELPHI CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

247126105
(CUSIP Number)

Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: (212) 449 - 1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. ☐

(Continued on following pages)

(Page 1 of 19 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247126105	Schedule 13D	Page 2 of 14

1		NAME OF REPORTING PERSONS Merrill Lynch & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0 Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,482,658 Shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 Shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,482,658 Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,482,658 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14		TYPE OF REPORTING PERSON* HC, CO

CUSIP No. 247126105	Schedule 13D	Page 3 of 14

1		NAME OF REPORTING PERSONS Merrill Lynch, Pierce, Fenner & Smith Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,473,167 Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 Shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,473,167 Shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,473,167 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%
14		TYPE OF REPORTING PERSON* BD, IA, CO

CUSIP No. 247126105	Schedule 13D	Page 4 of 14

1		NAME OF REPORTING PERSONS Merrill Lynch Financial Markets, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 515 Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 Shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 515 Shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 247126105	Schedule 13D	Page 5 of 14

1		NAME OF REPORTING PERSONS Merrill Lynch Bank & Trust Co., FSB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Savings Bank under US Federal law
NUMBER OF SHARES	7	SOLE VOTING POWER 8,811 Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 Shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 8,811 Shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,811 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14		TYPE OF REPORTING PERSON* BK

CUSIP No. 247126105	Schedule 13D	Page 6 of 14

1		NAME OF REPORTING PERSONS Merrill Lynch International
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES	7	SOLE VOTING POWER 165 Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 Shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 165 Shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON* OO

CUSIP No. 247126105	Schedule 13D	Page 7 of 14

This Amendment No. 4 (the “Amendment”) to the statement on Schedule 13D initially filed on December 28, 2006 (the “Initial Schedule 13D”), as amended by Amendment No. 1 thereto filed on January 30, 2007, as amended by Amendment No. 2 thereto filed on March 16, 2007, as amended by Amendment No. 3 thereto filed on September 10, 2007 (as amended by Amendment No.1, Amendment No. 2 and Amendment No. 3, the “Amended Schedule 13D”) by Merrill Lynch & Co., Inc. (“ML&Co.”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), Merrill Lynch Financial Markets, Inc. (“MLFM”), Merrill Lynch Bank & Trust Co., FSB (“MLTFSB”) and Merrill Lynch International (“MLI”) (collectively, the “Reporting Persons”), relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Delphi Corporation (the “Issuer”), and is being filed to amend the Amended Schedule 13D as specifically set forth below.

The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 2. Identity and Background.

Item 2 is amended as follows:

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of ML&Co. is set forth in Schedule I-A hereto and is incorporated herein by reference. Mr. Virgis W. Colbert, a director of ML&Co., was also a director of the Issuer. According to a Form 4 filed on October 3, 2005, Mr. Colbert owned 79,416 restricted stock units that represent an entitlement to an equivalent number of shares of the Issuer as of October 3, 2005. Mr. Colbert voluntarily recused himself from any deliberations of the board of directors of the Issuer relating to the transaction described in Item 4. On December 31, 2006, Mr. Colbert retired as a director of the Issuer. Mr. Colbert had previously reported ownership of 79,416 phantom stock units he’d received under the Issuer’s Deferred Compensation Plan for Non-Employee Directors. Pursuant to the Issuer’s Deferred Compensation Plan for Non-Employee Directors, seven months after Mr. Colbert’s retirement from the Issuer’s board of directors, Mr. Colbert received a payment of $203,431.68 in respect of the 79,416 phantom stock units, and such phantom stock units were cancelled.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each executive officer of ML&Co. is set forth in Schedule I-B hereto and is incorporated herein by reference.

Item 4. Purpose of Transactions.

Item 4 is hereby amended by adding the following:

On April 4 and 5, 2008 Appaloosa delivered notices of termination of the Equity Purchase and Commitment Agreement, dated August 3, 2007, as amended on December 10, 2007 (the “December 10th Investment Agreement”), copies of which are attached as Exhibit 51 of the Schedule 13 D/A filed by Appaloosa, dated April 4, 2008 and Exhibit 52 of the Schedule 13 D/A filed by Appaloosa, dated April 8, 2008. As a result of the termination of the December 10th Investment Agreement and the agreements related thereto, the Reporting Persons are no longer a member of any “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) that may have been formed (or deemed to have been formed) as a result thereof, and the Reporting Persons, individually and in the aggregate, are no longer the beneficial owners of more than five percent of the Shares.

Other than as described in this Amendment, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

CUSIP No. 247126105	Schedule 13D	Page 8 of 14

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) – (b) Set forth in the table below is the number and percentage of Shares beneficially owned by each Reporting Person as of April 4, 2008:

	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned
Merrill Lynch & Co., Inc.	0	1,482,658	1,482,658
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,473,167	0	1,473,167
Merrill Lynch Financial Markets, Inc.	515	0	515
Merrill Lynch Bank & Trust Co., FSB	8,811	0	8,811
Merrill Lynch International	165	0	165

(c) The information set forth in Item 3 of the Initial Schedule 13D is hereby incorporated by reference herein. Except as disclosed in Item 4 of the Initial Schedule 13D, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons has effected any transaction in the Common Stock in the 60 days prior to the filing of this Amendment No. 4 to the Schedule 13D, other than (1) brokerage transactions by MLPF&S and its affiliates on behalf of their customers, (2) market making transactions by MLPF&S and its affiliates occurring prior to April 4, 2008 and (3) such transactions as are noted on Schedule VI hereto, which is incorporated by reference in its entirety into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibits:

Exhibit	Description
7.35

Letter from A-D Acquisition Holdings, LLC, to Delphi Corporation, dated April 4, 2008 (incorporated by reference to Exhibit 51 of the Schedule 13D/A filed by Appaloosa Management L.P., dated April 4, 2008).

7.36

Letter from A-D Acquisition Holdings, LLC, to Delphi Corporation, dated April 5, 2008 (incorporated by reference to Exhibit 52 of the Schedule 13D/A filed by Appaloosa Management L.P., dated April 8, 2008).

CUSIP No. 247126105	Schedule 13D	Page 9 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2008

MERRILL LYNCH & CO., INC.

By:	/s/ Cara Londin

Name: Cara Londin
Title: Assistant Secretary

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Cara Londin

Name: Cara Londin
Title: Assistant Secretary

MERRILL LYNCH FINANCIAL MARKETS, INC.

By:	/s/ Cara Londin

Name: Cara Londin, Attorney-in-fact

CUSIP No. 247126105	Schedule 13D	Page 10 of 14

MERRILL LYNCH BANK & TRUST CO., FSB

By:	/s/ Cara Londin

Name: Cara Londin, Attorney-in-fact

MERRILL LYNCH INTERNATIONAL

By:	/s/ Cara Londin

Name: Cara Londin, Attorney-in-fact

CUSIP No. 247126105	Schedule 13D	Page 11 of 14

SCHEDULE I-A

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of ML&Co. is set forth below. All directors listed below are United States citizens, except for Judith Mayhew Jonas who is both a U.K. citizen and New Zealand citizen.

Name	Present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted)

Carol T. Christ	President of Smith College c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038
Armando M. Codina	President and Chief Executive Officer of Flagler Development Company c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Virgis W. Colbert[1]	Senior Advisor to Miller Brewing Company c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Alberto Cribiore	Managing Principal, Brera Capital Partners c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

John D. Finnegan	Chairman of the Board, President and Chief Executive Officer of The Chubb Corporation c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Judith Mayhew Jonas	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

[1]

Mr. Colbert was also a director of the Issuer. According to a Form 4 filed on October 3, 2005, Mr. Colbert owned 79,416 restricted stock units that represent an entitlement to an equivalent number of shares of the Issuer as of October 3, 2005. Mr. Colbert voluntarily recused himself from any deliberations of the board of directors of the Issuer relating to the transaction described in Item 4. On December 31, 2006, Mr. Colbert retired as a director of the Issuer. Mr. Colbert had previously reported ownership of 79,416 phantom stock units he’d received under the Issuer’s Deferred Compensation Plan for Non-Employee Directors. Pursuant to the Issuer’s Deferred Compensation Plan for Non-Employee Directors, seven months after Mr. Colbert’s retirement from the Issuer’s board of directors, Mr. Colbert received a payment of $203,431.68 in respect of the 79,416 phantom stock units, and such phantom stock units were cancelled.

CUSIP No. 247126105	Schedule 13D	Page 12 of 14

Aulana L. Peters	Corporate Director; Retired Partner of Gibson, Dunn & Crutcher LLP c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Joseph W. Prueher	Corporate Director; Former U.S. Ambassador to the People’s Republic of China c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Ann N. Reese	Co-Founder and Co-Executive Director of the Center for Adoption Policy c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

Charles O. Rossotti	Senior Advisor to The Carlyle Group c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

John A. Thain	Chairman of the Board and Chief Executive Officer of Merrill Lynch & Co. c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, New York 10038

CUSIP No. 247126105	Schedule 13D	Page 13 of 14

SCHEDULE I-B

The name and present principal occupation or employment of each executive officer of ML&Co. is set forth below. The business address for all the executive officers listed below is 4 World Financial Center, 250 Vesey Street, New York, New York 10080. All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Rosemary T. Berkery	Executive Vice President; Vice Chairman; General Counsel

Nelson Chai	Executive Vice President and Chief Financial Officer

Gregory J. Fleming	President and Chief Operating Officer

Robert J. McCann	Executive Vice President; President and Vice Chairman of Global Private Client

John A. Thain	Chairman of the Board and Chief Executive Officer

CUSIP No. 247126105	Schedule 13D	Page 14 of 14

SCHEDULE VI

Purchase (P)/ Sale(S)/Other (O)	Trade Date	Price	Quantity
S*	2/7/2008	$0.15	52
S*	2/14/2008	$0.14	139
S*	2/15/2008	$0.15	139
S*	2/26/2008	$0.15	56
S*	2/29/2008	$0.16	349
S*	3/11/2008	$0.15	550
P	3/19/2008	$0.10	5,000
P	3/19/2008	$0.10	5,000
P	3/19/2008	$0.10	5,000
P	3/19/2008	$0.10	83,000
S	3/20/2008	$0.10	68,000
S	3/20/2008	$0.10	25,000
S	3/20/2008	$0.10	5,000
S	3/28/2008	$0.05	25
P	4/1/2008	$0.04	25
S	4/3/2008	$0.13	69
P	4/3/2008	$0.14	69
S*	4/3/2008	$0.08	209

*	These transactions were entered into in order to facilitate a transaction for the account of a customer.

All of the other transactions listed above reflect the purchase and sale of shares by MLPF&S’s error correction section to correct errors made in connection with trades made on behalf of clients.